T 410.528.2355
F 410.244.7742
ersmith@Venable.com

January 25, 2013

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Attention: Michael McTiernan, Assistant Director
Mail Stop 4561
Division of Corporate Finance
100 F Street, NE
Washington, DC 25049

Re:          Owens Realty Mortgage, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 18, 2012
File No. 333-184392

Ladies and Gentlemen:

On behalf of Owens Realty Mortgage, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4.

Amendment No. 2  includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to William C. Owens of the Company dated January 3, 2013 (the “Comment Letter”) as well as additional clarification and updates to Amendment No.1.

This letter provides responses to the Comment Letter. For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the description of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2 as filed on EDGAR.

For the Staff’s convenience, the Company is providing the Staff with four (4) copies of Amendment No. 2, which have been marked to indicate the location of changes from Amendment No.1, together with four (4) copies of this response letter as filed with the Commission, and four (4) copies of unmarked Amendment No. 2.

Securities and Exchange Commssion
January 25, 2013

Management’s Discussion and Analysis…,page 92

 Liquidity and Capital Resources, page 107

1.	We note your response to comment 15 of our letter dated November 8, 2012. Please expand your disclosure to cover anticipated sources and uses of cash for the next 12 months.

Response to Comment No. 1

In response to the Staff’s comment, the Company has added disclosure regarding the estimated sources and uses of cash for 2013 on pages 111 and 112 of Amendment No. 2.

Draft Legal Opinion

2.
Refer to assumption 7 on page 3 of the opinion. Please tell us why these assumptions are necessary to the opinions given. To the extent these matters are integral to the opinions given, please tell us why it is appropriate for them to be assumed.

Response to Comment No. 2

In response to the Staff’s comment, Venable LLP has removed assumption 7 on page 3 of the draft opinion filed with Amendment No 1. For the Staff’s convenience, the Company is providing the Staff with two (2) copies of the updated draft opinion which have been marked to indicate the location of changes from the draft opinion filed with the Amendment No.1.

           The Company respectfully believes that Amendment No. 2 and the supplemental information contained herein are responsive to the Staff’s comments. The Company will wait to submit a request for acceleration of effectiveness pending the Staff’s review of, and comment to, Amendment No. 2 and this letter. If you have any questions or would like further information concerning Amendment No. 2 and the Company’s responses to the Comment Letter, please telephone the undersigned at 410-528-2355.

Sincerely,

/s/ Eric R. Smith__________________
     Eric R. Smith, Esq. of VENABLE LLP

cc: William C. Owens (without enclosures)
      Bryan Draper (without enclosures)
      Daniel Worley (without enclosures)
      James J. Hanks, Jr., Esq. (without enclosures)

Enclosures